October 12, 2022

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Andrew Blume, Division of Corporation Finance

Re: CIRCOR International, Inc.
Form 10-K for the Year Ended December 31, 2021
Form 8-K furnished August 11, 2022
File No. 001-14962

Dear Mr. Blume:

Per your communications with our counsel regarding your letter dated September 14, 2022 (the “Comment Letter”), CIRCOR International, Inc. expects to respond to the Comment Letter by October 27, 2022.

We appreciate your consideration. If you have any questions regarding the foregoing or otherwise, please do not hesitate to call me at (717) 250-9599.

Sincerely,

/s/ Jessica Wenzell

Jessica Wenzell
SVP and General Counsel

cc: Heather Clark, Division of Corporation Finance
Brian Lane, Gibson, Dunn & Crutcher LLP